# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Establishment Labs Holdings Inc., CIK 0001688757
CUSIP: G31249108
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 11401 Century Oaks Terrace, Suite 400, Austin, Texas (TX), 78758
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001742429

## Reporting persons
- Juan Jose Chacon Quiros: type of reporting person: individual (IN); citizenship or place of organization: Costa Rica (G2); sole voting power 1,424,300; shared voting power 0; sole dispositive power 1,424,300; shared dispositive power 0; aggregate amount beneficially owned 1,424,300 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Establishment Labs Holdings Inc.
Address of issuer's principal executive offices: 11401 Century Oaks Terrace, Suite 400, Austin, Texas, 78758

## Item 2. Person Filing
Name of person filing: Juan Jose Chacon Quiros
Address of principal business office or, if none, residence:
Building 23 and 25
Coyol Free Zone
Alajuela
Costa Rica
Citizenship: Costa Rica

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2025, (i) 144,224 Common Shares were held of record by Juan Jose Chacon Quiros, (ii) Mr. Chacon Quiros has the right to acquire 151,812 Common Shares within 60 days of December 31, 2025 upon the exercise of stock options and (iii) 1,128,264 Common Shares were held of record by Sariel Group Ltd, of which Mr. Chacon Quiros is a shareholder and over which he has voting and dispositive power.
Percent of class:
4.9%

The ownership percentage above is calculated based on 29,057,868 Common Shares outstanding as of November 6, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2025.
Sole power to vote or to direct the vote: 1,424,300 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 1,424,300 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable

## Signatures
- Juan Jose Chacon Quiros: /s/ Juan Jose Chacon Quiros, Juan Jose Chacon Quiros (02/13/2026)